Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands)

	For the six months ended June 30,	For the year ended December 31,
	2014	2013		2012		2011	2010	2009

Net income from continuing operations(1)	$(12,297)	$1,527		$3,761		$5,714	$4,928	$4,400

Add: fixed charges and preferred and senior common distributions	16,423	31,506		26,962		21,247	21,191	22,001

Less: preferred and senior common distributions	(2,257)	(4,394)		(4,206)		(4,156)	(4,114)	(4,094)

Earnings	$1,869	$28,639		$26,517		$22,805	$22,005	$22,307

Fixed charges and preferred and senior common distributions:
Interest expense(2)	13,361	25,314		21,239		16,158	16,031	16,399
Amortization of deferred financing fees	795	1,780		1,502		918	1,031	1,496
Estimated interest component of rent	10	18		15		15	15	12
Preferred and senior common distributions	2,257	4,394		4,206		4,156	4,114	4,094

Total fixed charges and preferred and senior common distributions	$16,423	$31,506		$26,962		$21,247	$21,191	$22,001

Ratio of earnings to combined fixed charges and preferred distributions	N/A (3)	N/A	(4)	N/A	(5)	1.1	1.0	1.0

(1)	Net income from continuing operations includes a $14.0 million impairment recorded during the three months ended March 31, 2014.
(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.
(3)	For the six months ended June 30, 2014, earnings, as defined, were insufficient to cover fixed charges by $14,554
(4)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges by $2,867.
(5)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges by $445.

N/A: Not Applicable

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations and before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2009 to 2013 and for the six months ended June 30, 2014.